Exhibit 99.1

October 29, 2015

To the Board of Directors:

As you know, we own 8,070,495 shares of Support.com (“Support” of the “Company”) representing approximately 14.8% of the outstanding shares.  As the Company’s largest shareholder group, we have publicly and privately expressed our complete dissatisfaction with the Company’s performance and business plan.  Rather than recognize the flawed “business” strategy, the Board and management have doubled down by announcing additional investments into a strategy which to date has resulted in significant destruction of shareholder value.

Further, instead of engaging with us you have wasted precious corporate resources to engage the law firm Morgan Lewis specifically for corporate defense and to help you entrench yourselves.  For example, you responded today to our proposal to amicably improve the Board by writing in your letter that there is no “basis for us to discuss a resolution.”  We cannot reconcile this blunt response with your duty to incorporate the input of your shareholders, especially your largest shareholder.

The Chairman of the Board seems too distracted by the film industry to return shareholder calls in a timely fashion. His experience as a software executive and film producer leave him ill-suited to handle Support’s current situation and vulnerable to offers from defense law firms like Morgan Lewis who like the Chairman and the rest of the Board and management have no skin in the game and will benefit regardless of the outcome to shareholders.

The Company’s CEO and COO appear to have no grasp of Support’s “business” or how the “business” is performing.  In yesterday’s earnings call, management stated that they “are pleased with the progress made this quarter” and that the Company is on a path to $1mm in annual recurring Nexus revenue.  Meanwhile, the core business appears to have lost a run rate of 20x that amount.  Characterizing the quarter as anything other than a disaster demonstrates a complete disassociation with reality.

Given your horrendous operating performance, we reiterate our belief that this Board and management no longer have a mandate from a majority of Support shareholders to lead the Company.  We therefore expect the Board to immediately engage with us to discuss a substantial reconstitution of the Board to add shareholder representation and fresh perspective.  We also believe the Board must promptly engage a financial advisor to fully explore strategic alternatives.

We remind each director that disregarding the input of your largest shareholder is inconsistent with your fiduciary duties as directors of Support.  We will hold directors personally responsible for any failure to uphold their duties to shareholders and will not hesitate to take all action necessary to effect the change needed at Support.

Lastly, we encourage all shareholders to voice their thoughts to management and to the Board.

Sincerely,

/s/ Eric Singer	/s/ Bradley Radoff	/s/ Joshua Schechter

Eric Singer	Bradley Radoff	Joshua Schechter